OMB APPROVAL
                                                  OMB NUMBER:          3235-0145
                                                  EXPIRES:       AUGUST 31, 1999
                                                  ESTIMATED AVERAGE BURDEN
                                                  HOURS PER RESPONSE.......14.90
                                                  ------------------------------



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _______)*



                          Chicago Pizza & Brewery, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    167889104
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Gary S. Mendoza
                               Riordan & McKinzie
                       300 South Grand Avenue, Suite 2900
                              Los Angeles, CA 90071
                                 (213) 629-4824
-------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 4, 1998
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




         POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (10-97)

CUSIP No.
-------------------- -------------------------------------------------------------------------------------------------------
            1.       Names of Reporting Persons.
                     I.R.S. Identification Nos. of above persons (entities only).

                     Alex Meruelo
                     La Pizza Loca, Inc.; 95-4238101
-------------- ----- -------------------------------------------------------------------------------------------------------
            2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                     (A)       X
                     (B)
-------------- ----- --------- ---------------------------------------------------------------------------------------------
            3.       SEC USE ONLY
-------------- ----- ------------------------------------  -----------------------------------------------------------------
            4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)        PF
-------------- ----- ----------------------------------------  -------------------------------------------------------------
            5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
-------------- ----- -------------------------------------------------------------------------------------------------------
            6.       CITIZENSHIP OR PLACE OF ORGANIZATION              ALEX MERUELO, USA CITIZEN
                                                                       LA PIZZA LOCA, INC., CALIF. CORPORATION
-------------- ----- ------------------------------------------------  -----------------------------------------------------

-------------- ----- -------------------------------------------------------------------------------------------------------
NUMBER OF            7.         SOLE VOTING POWER          ALEX MERUELO--474,000 SHARES
SHARES                                                     LA PIZZA LOCA, INC.--0 SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
-------------------- ------------------------------------  -----------------------------------------------------------------
               8.         SHARED VOTING POWER
               --------------- ------------------------------------------------------------------------
               9.         SOLE DISPOSITIVE POWER               ALEX MERUELO--474,000 SHARES
                                                               LA PIZZA LOCA, INC.--0 SHARES
               ----------------------------------------------  ----------------------------------------
               10.        SHARED DISPOSITIVE POWER
               ----------------------------------------------  ----------------------------------------
           11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                       474,000 SHARES
-------------- ----- ---------------------------------------------------------------------------------- --------------------
           12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
-------------- ----- -------------------------------------------------------------------------------------------------------
           13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                7.4
-------------- ----- ----------------------------------------------------------------- -------------------------------------
           14.       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                               --------------------------  --  ------  --------------- ---------------- --------------------
                     ALEX MERUELO--IN; LA PIZZA LOCA, INC.--CO
                     -------------------------------------------------------------------------------------------------------

SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY
THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

----------------- ----------------------------------------------------------------------------------------------------------
DATE              DECEMBER 14, 1998                   DECEMBER 14, 1998

----------------- ----------------------------------------------------------------------------------------------------------
SIGNATURE

----------------- ----------------------------------------------------------------------------------------------------------
NAME/TITLE        ALEX MERUELO                        ALEX MERUELO, PRESIDENT, LA PIZZA
                                                          LOCA, INC.


                                        2

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001) LA PIZZA LOCA 13D

                            STATEMENT ON SCHEDULE 13D


ITEM 1                     SECURITY AND ISSUER

           THIS STATEMENT ON SCHEDULE 13D (THIS "STATEMENT") RELATES TO THE COMMON STOCK, NO PAR VALUE (THE "COMMON STOCK") OF CHICAGO PIZZA & BREWERY, INC., A CALIFORNIA CORPORATION (THE "COMPANY"), WHOSE PRINCIPAL EXECUTIVE OFFICE IS LOCATED AT 26131 MARGUERITE PARKWAY, SUITE A, MISSION VIEJO, CA 92692.


ITEM 2                     IDENTITY AND BACKGROUND

           THIS STATEMENT IS FILED ON BEHALF OF ALEX MERUELO, AN INDIVIDUAL AND UNITED STATES CITIZEN ("MERUELO"), AND LA PIZZA LOCA, INC., A CALIFORNIA CORPORATION ("LA PIZZA LOCA"). MERUELO'S AND LA PIZZA LOCA'S PRINCIPAL BUSINESS ADDRESS IS 7920 ORANGETHORPE AVENUE, BUENA PARK, CA 90620. MERUELO IS THE PRESIDENT AND CHIEF EXECUTIVE OFFICER OF LA PIZZA LOCA AND OWNS 95% OF LA PIZZA LOCA'S ISSUED AND OUTSTANDING COMMON STOCK. LA PIZZA LOCA IS ENGAGED IN THE BUSINESS OF OPERATING A CHAIN OF DELIVERY AND TAKE-OUT PIZZA RESTAURANTS IN THE SOUTHERN CALIFORNIA AREA.

           MERUELO IS THE SOLE DIRECTOR AND EXECUTIVE OFFICER OF LA PIZZA LOCA. DURING THE LAST FIVE YEARS, MERUELO HAS NOT BEEN CONVICTED IN ANY CRIMINAL PROCEEDING OR BEEN A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND, AS A RESULT OF SUCH PROCEEDING, WAS OR IS SUBJECT TO A JUDGMENT, DECREE OR FINAL ORDER (I) ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO FEDERAL OR STATE SECURITIES LAWS OR (II) FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS.


ITEM 3                     SOURCE AND AMOUNT OF FUNDS

           MERUELO'S PURCHASES OF SHARES OF COMMON STOCK REPORTED IN THIS STATEMENT WERE FINANCED THROUGH THE USE OF PERSONAL FUNDS.


ITEM 4                     PURPOSE OF THE TRANSACTION

           MERUELO'S PURCHASES OF THE SHARES OF COMMON STOCK REPORTED IN THIS STATEMENT WERE MADE IN ADVANCE OF MERUELO'S AND LA PIZZA LOCA'S EFFORTS TO ACQUIRE THE COMPANY. MERUELO AND LA PIZZA LOCA INTEND TO PURSUE AN ACQUISITION OF THE COMPANY. A COPY OF THE ACQUISITION PROPOSAL THAT LA PIZZA LOCA INTENDS TO PRESENT TO THE COMPANY'S BOARD OF DIRECTORS IS ATTACHED TO STATEMENT AS EXHIBIT 1. UNDER SUCH PROPOSAL, THE COMPANY WOULD MERGE INTO A CORPORATION THAT LA PIZZA LOCA WOULD FORM, AND EACH SHARE OF COMMON STOCK, OTHER THAN SHARES HELD BY TWO MEMBERS OF THE COMPANY'S MANAGEMENT, WOULD BE CONVERTED INTO THE RIGHT TO RECEIVE THE MERGER CONSIDERATION IN CASH. LA PIZZA LOCA WOULD PROVIDE UP TO $500,000 OF ADDITIONAL EQUITY FINANCING IN CONNECTION WITH SUCH ACQUISITION, AND THE BALANCE OF THE NECESSARY FINANCING WOULD BE OBTAINED THROUGH A CREDIT FACILITY SECURED BY LA PIZZA LOCA'S OTHER ASSETS AND THE ASSETS OF THE COMPANY.

ITEM 5                     INTEREST IN SECURITIES OF THE ISSUER

           EXHIBIT 2 ATTACHED HERETO SETS FORTH THE DATE, NUMBER OF SHARES PURCHASED ON SUCH DATE AND THE RELEVANT PURCHASE PRICE FOR THE 324,000 SHARES OF COMMON STOCK THAT MERUELO HAS PURCHASED DURING THE 60-DAY PERIOD PRECEDING THE FILING OF THIS STATEMENT. AS A RESULT OF SUCH PURCHASES, MERUELO AND LA PIZZA LOCA ARE THE BENEFICIAL HOLDERS OF APPROXIMATELY 7.4% OF THE COMPANY'S OUTSTANDING COMMON STOCK. A COPY OF THE JOINT ACQUISITION STATEMENT REQUIRED BY RULE 13D-1(F) IS ATTACHED TO THIS STATEMENT AS EXHIBIT 3.

ITEM 6                     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                           RELATIONSHIPS WITH RESPECT TO
                           SECURITIES OF THE ISSUER

           NEITHER MERUELO NOR LA PIZZA LOCA NOR ANY OF LA PIZZA LOCA'S OTHER EXECUTIVE OFFICERS OR DIRECTORS HAS ENTERED INTO ANY CONTRACT, ARRANGEMENT, UNDERSTANDING OR

RELATIONSHIP (LEGAL OR OTHERWISE) WITH ANY PERSON WITH RESPECT TO ANY SECURITIES OF THE COMPANY.

ITEM 7                     MATERIAL TO BE FILED AS EXHIBITS

             SEE EXHIBIT 1, EXHIBIT 2 AND EXHIBIT 3 ATTACHED HERETO.

                                    EXHIBIT 1

                                 PROPOSAL LETTER


                               LA PIZZA LOCA, INC.
                            7920 ORANGETHORPE AVENUE
                              BUENA PARK, CA 90620


                                                               December 14, 1998

Board of Directors
Chicago Pizza & Brewery, Inc.
26131 Marguerite Parkway, Suite A
Mission Viejo, CA  92692

                           Re:  Proposed Merger Transaction
                                ---------------------------

Gentlemen:

I would like to propose to you a transaction whereby La Pizza Loca, Inc. ("La Pizza Loca") would acquire all of the issued and outstanding stock of Chicago Pizza & Brewery, Inc. ("Chicago Pizza"). The essential terms of this proposal are as follows:

1. PURCHASE PRICE; TRANSACTION STRUCTURE. Under the terms of our proposal, each holder of shares of Chicago Pizza Common Stock, other than the members of management identified below and Alex Meruelo, the President of La Pizza Loca, would receive $2.00 per share in cash upon the completion of the acquisition. This acquisition would be structured as a merger between Chicago Pizza and a corporation that La Pizza Loca would form.

2. FINANCING. The undersigned recently completed the purchase of approximately 500,000 shares of Chicago Pizza Common Stock utilizing personal funds. La Pizza Loca intends to provide up to $500,000 of additional equity financing for this acquisition and to obtain the balance of the acquisition financing through a bank credit facility secured by La Pizza Loca's other assets and the assets of Chicago Pizza. La Pizza Loca has presented this proposal to a bank with which La Pizza Loca has a long-standing relationship, and they have indicated their willingness to provide this financing. In any event, La Pizza Loca's obligations to complete this acquisition under the definitive merger agreement that it is prepared to negotiate would not be subject to financing.

3. CONDITIONS TO CONSUMMATION OF THE PROPOSED MERGER. La Pizza Loca's obligation to consummate the transaction contemplated by this letter would be subject to
(i) the execution of a definitive agreement in a form mutually acceptable to La Pizza Loca and Chicago Pizza, (ii) approval of the merger by the La Pizza Loca and Chicago Pizza Boards of Directors and by the affirmative vote of holders of a majority of the shares of Chicago Pizza Common Stock voting at a Special Meeting of Shareholders, (iii) satisfactory completion of our due diligence review, (iv) any required clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (v) negotiation of acceptable arrangements with Paul Motenko and Jerry Hennessy whereby each of these members of Chicago Pizza's management would become shareholders of the company that survives the merger and
(vi) such other conditions as the parties mutually agree upon.

4. DUE DILIGENCE; CONFIDENTIALITY. We are prepared to commence our substantive due diligence and begin negotiations of the definitive merger agreement and the terms of our agreement with the members of management identified in the preceding paragraph upon Chicago Pizza's execution of this proposal letter. To facilitate our due diligence, I would like to request that Chicago Pizza provide La Pizza Loca and its representatives with all appropriate access to Chicago Pizza's books, records and other documents and to key Chicago Pizza personnel. La Pizza Loca is prepared to execute an appropriate Confidentiality Agreement in connection with our due diligence efforts.

La Pizza Loca and Chicago Pizza understand and agree that neither La Pizza Loca nor Chicago Pizza is legally bound by the proposed terms set forth in this letter. Please indicate approval of the foregoing proposal as the basis for the definitive negotiations contemplated in this letter by signing a copy of this letter where indicated below and returning it to the undersigned.


                                              Very truly yours,

                                              LA PIZZA LOCA, INC.


                                              By:   /s/ Alex Meruelo
                                                  ------------------------
                                                  Alex Meruelo, President



AGREED TO AND ACCEPTED:

CHICAGO PIZZA & BREWERY, INC.


By:      /s/ Alex Meruelo
     --------------------------
Its:    President
     --------------------------

                                    EXHIBIT 2

          SCHEDULE OF PURCHASES OF CHICAGO PIZZA & BREWERY COMMON STOCK


Date of Purchase                   Number of Shares Purchased on Such Date          Purchase Price
----------------                   ---------------------------------------          --------------
9/29/98                              5,000                                          $ 6,877
10/6/98                              5,000                                            6,877
10/7/98                              5,000                                            7,814
10/9/98                             20,000                                           28,762
10/16/98                            15,000                             `             21,564
10/26/98                             8,000                                           13,002
10/28/98                             9,000                                           16,314
10/29/98                             9,500                                           17,220
11/4/98                             11,100                                           20,120
11/5/98                              5,600                             `             10,152
11/12/98                            15,000                                           26,252
11/16/98                             7,400                                           12,952
11/17/98                             2,500                                            4,377
11/18/98                             7,000                                           12,252
11/19/98                             5,000                             `              8,752
11/20/98                             4,500                                            7,877
11/23/98                             7,000                                           11,814
12/3/98                              8,400                                           13,127
12/4/98                             19,000                                           26,127
12/4/98                            150,000                                          225,000
12/7/98                              5,000                                            6,877

All of the foregoing purchases were made by Meruelo in open market transactions. In addition, to the foregoing transactions, Meruelo purchased an additional 150,000 shares of Common Stock during the period from July 2, 1998 through August 11, 1998. All of such purchases were made in open market transactions at per share prices ranging from $1-5/8 to $1-3/4 per share.

                                    Exhibit 3


           Alex Meruelo, an individual, and La Pizza Loca, Inc., a California corporation, hereby acknowledge and agree that the Statement 13D filed on December 14, 1998 with respect to the common stock, no par value, of Chicago Pizza & Brewery, Inc., is filed on behalf of each of Alex Meruelo and La Pizza Loca, Inc. This acknowledgment and agreement is made this 14th day of December 1998.




           ALEX MERUELO                           LA PIZZA LOCA, INC.


           /s/ Alex Mereulo                       By: /s/ Alex Meruelo
           ----------------------                    -----------------------
                                                      Alex Meruelo, President